UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Kayne Anderson Energy Infrastructure Fund
(Name of Issuer)
Series R - Mandatory Redeemable Preferred
Series S - Mandatory Redeemable Preferred
Series T - Mandatory Redeemable Preferred
(Title of Class of Securities)
4866068*0 (Series R), 4866062@4 (Series S), 486606*32 (Series T)
(CUSIP Number)
February 11, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 4866068*0 (Series R), 4866062@4 (Series S), 486606*32 (Series T)

1	NAME OF REPORTING PERSON Principal Life Insurance Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 646,973
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 646,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,973
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON IC

CUSIP No.: 4866068*0 (Series R), 4866062@4 (Series S), 486606*32 (Series T)

1	NAME OF REPORTING PERSON Principal Global Investors, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 646,973
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 646,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,973
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 4866068*0 (Series R), 4866062@4 (Series S), 486606*32 (Series T)
ITEM 1(a).	NAME OF ISSUER: Kayne Anderson Energy Infrastructure Fund
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 811 Main Street, 14th Floor Houston, TX 77002
ITEM 2(a).	NAME OF PERSON FILING:
This Statement is filed by Principal Global Investors, LLC (PGI) and Principal Life Insurance Company (PLIC). This Statement relates to the shares of Mandatory Redeemable Preferred Stock (the Shares) of the Issuer indirectly beneficially owned by PGI and directly beneficially owned by PLIC. PGI is the majority owner of PLIC and is an SEC registered investment adviser.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: Principal Life Insurance Company 711 High Street Des Moines, IA 50392 Principal Global Investors, LLC 801 Grand Street Des Moines, IA 50392
ITEM 2(c).	CITIZENSHIP: Principal Life Insurance Company - Iowa Principal Global Investors, LLC - Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Mandatory Redeemable Preferred Stock
ITEM 2(e).	CUSIP NUMBER: 4866068*0 (Series R), 4866062@4 (Series S), 486606*32 (Series T)
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [X]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
Principal Global Investors, LLC and Principal Life Insurance Company jointly own 646,973 shares.
(a) Amount beneficially owned:
As of June 14, 2023, PGI may be deemed to be the beneficial owner of 646,973 Shares, which are beneficially owned directly by PLIC.
(b) Percent of class:
As of June 14, 2023, PGI may be deemed to be the beneficial owner of 14.5% of the Shares outstanding, which are beneficially owned directly by PLIC.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
0
(ii) shared power to vote or to direct the vote:
646,973
(iii) sole power to dispose or direct the disposition of:
0
(iv) shared power to dispose or to direct the disposition of:
646,973
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: See disclosure in Item 2 hereof.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See disclosure in Item 2 hereof.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 4866068*0 (Series R), 4866062@4 (Series S), 486606*32 (Series T)
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 16 2023	Principal Life Insurance Company By: /s/ Dennis Menken Name: Dennis Menken Title: Chief Investment Officer, PLIC
June 16 2023	Principal Global Investors, LLC By: /s/ Jill Hittner Name: Jill Hittner Title: Chief Financial Officer, PGI
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 4866068*0 (Series R), 4866062@4 (Series S), 486606*32 (Series T)
JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.